FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 3

to

ANNUAL REPORT

of

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration Is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

CHRISTOPHER L. MANN, ESQ.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

This amendment to the Annual Report on Form 18-K of the Republic of South Africa (the “Republic”) for the year ended March 31, 2002, is comprised of the following exhibits relating to the Republic’s Registration Statement No. 333-11546 under Schedule B, filed with the Securities and Exchange Commission on February 24, 2000.

Exhibit 99:	Amended and Restated Fiscal Agency Agreement, dated as of May 15, 2003

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of South Africa, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 19, 2003.

By	/s/ Phakamani Hadebe
Authorized Signatory National Treasury of the Republic of South Africa

EXHIBIT INDEX

Exhibits	Description
24:	Power of Attorney, dated January 28, 2002*
99:	Amended and Restated Fiscal Agency Agreement, dated as of May 15, 2003

*	Previously filed